Exhibit (a)(1)(K)

NEWS RELEASE

CONTACTS:	ALLERGAN: Investors: Lisa DeFrancesco (862) 261-7152

Media: Mark Marmur (862) 261-7558

Allergan Successfully Completes Tobira Therapeutics Acquisition

– Acquisition Adds Global Rights to Highly Differentiated Compounds to Treat Multi-Factorial Elements of NASH –

– Cenicriviroc (CVC) First-in-Class Oral CCR2/5 Inhibitor Impacting Inflammation, Fibrosis –

– Evogliptin, Oral DPP-4 Inhibitor, in Phase 1 Study as a Potential Treatment for NASH

in Combination with CVC Impacting Metabolic Element of Disease –

DUBLIN, Nov. 1, 2016 /PRNewswire/ — Allergan plc (NYSE: AGN), a leading global pharmaceutical company, today announced that it has successfully completed the acquisition of Tobira Therapeutics, Inc. (NASDAQ:TBRA), a clinical-stage biopharmaceutical company focused on developing and commercializing therapies for non-alcoholic steatohepatitis (NASH) and other liver diseases. Allergan acquired Tobira for an upfront payment of $28.35 per share, in cash, and additional Contingent Value Rights (CVRs) that may be payable based on the successful completion of certain development, regulatory and commercial milestones.

“The completion of the acquisition of Tobira positions Allergan well in developing novel treatments for NASH, a disease set to become one of the next epidemic-level chronic diseases society faces,” said David Nicholson, Chief R&D Officer, Allergan. “Both the CVC and Evogliptin programs provide highly differentiated compounds that can make a significant impact in the treatment of NASH, where today there are no approved therapies available for patients.”

NASH is a severe type of non-alcoholic fatty liver disease (NAFLD), which is characterized by the accumulation of fat in the liver with no other apparent causes.i NASH occurs when the accumulation of liver fat is accompanied by inflammation and cellular damage.ii The inflammation can lead to fibrosis (scarring) of the liver and eventually progress to cirrhosis, portal hypertension, liver cancer and eventual liver failure.ii

The acquisition adds Cenicriviroc (CVC) and Evogliptin, two differentiated, complementary development programs for the treatment of the multi-factorial elements of NASH, including inflammation, metabolic syndromes and fibrosis, to Allergan’s global Gastroenterology R&D pipeline.

About the Tobira Tender Offer

The tender offer for all of the outstanding shares of Tobira common stock expired as scheduled at the end of the day midnight (EDT), on October 31, 2016 (one minute after 11:59 P.M. (EDT) on October 31, 2016). Excluding Tobira shares tendered by notice of guaranteed delivery, a total of 17,466,213 shares of Tobira common stock, representing approximately 92.2% of Tobira’s outstanding shares, were validly tendered into and not validly withdrawn from the tender offer, according to the depositary for the tender offer. As a result, Allergan and its subsidiary have accepted for payment and will promptly pay for all shares that were validly tendered and not validly withdrawn.

Allergan intends to complete the acquisition later today through the merger of its subsidiary with and into Tobira without a vote of Tobira’s other stockholders, pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”). When the merger is completed, Tobira will become an indirect, wholly owned subsidiary of Allergan. In connection with the merger, all remaining eligible Tobira shares not validly tendered into the tender offer will be cancelled and converted into the right to receive $28.35 per share in cash and one CVR per share, the same consideration per share offered in the tender offer. Eligible Tobira shares exclude shares held as Tobira treasury stock, held by Allergan or its subsidiaries or held by any stockholder of Tobira who exercised appraisal rights under Section 262 of the DGCL. Following the acquisition, Tobira shares will cease to be traded on NASDAQ.

About Non-Alcoholic Steatohepatitis (NASH)

NASH is a severe type of non-alcoholic fatty liver disease (NAFLD), which is characterized by the accumulation of fat in the liver with no other apparent causes.ii NASH occurs when the accumulation of liver fat is accompanied by inflammation and cellular damage.ii The inflammation can lead to fibrosis (scarring) of the liver and eventually progress to cirrhosis, portal hypertension, liver cancer, and eventual liver failure.ii

NAFLD and NASH affect approximately 30% and 5%, respectively, of the US populationii and NAFLD affects more than 20% of the population worldwide.iii NASH is the fastest growing cause of liver cancer and liver transplant in the U.S.iv The increasing prevalence of NASH is attributed to the growing obesity epidemic and the disease is often diagnosed in patients who have diabetes, high cholesterol or high triglycerides.iii There is currently no approved treatment for NASH.

About Allergan plc

Allergan plc (NYSE: AGN), headquartered in Dublin, Ireland, is a bold, global pharmaceutical company and a leader in a new industry model – Growth Pharma. Allergan is focused on developing, manufacturing and commercializing branded pharmaceuticals, devices and biologic products for patients around the world.

Allergan markets a portfolio of leading brands and best-in-class products for the central nervous system, eye care, medical aesthetics and dermatology, gastroenterology, women’s health, urology and anti-infective therapeutic categories.

Allergan is an industry leader in Open Science, the Company’s R&D model, which defines our approach to identifying and developing game-changing ideas and innovation for better patient care. This approach has led to Allergan building one of the broadest development pipelines in the pharmaceutical industry with 70+ mid-to-late stage pipeline programs in development.

Our Company’s success is powered by our more than 15,000 global colleagues’ commitment to being Bold for Life. Together, we build bridges, power ideas, act fast and drive results for our customers and patients around the world by always doing what it is right.

With commercial operations in approximately 100 countries, Allergan is committed to working with physicians, healthcare providers and patients to deliver innovative and meaningful treatments that help people around the world live healthier lives every day.

For more information, visit Allergan’s website at www.Allergan.com.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this press release that refer to future events or other non-historical facts, including Allergan’s acquisition of Tobira, are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this release. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business. These factors include, among others, the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; successful integration of the Tobira acquisition and the ability to recognize the anticipated synergies and benefits of the Tobira acquisition; the anticipated size of the markets and anticipated demand for Tobira’s products; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s products; difficulties or delays in manufacturing; and other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (such periodic public filings having been filed under the “Actavis plc” name). Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

[i]	The National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK). Fatty Liver Disease (Nonalcoholic Steatohepatitis). https://www.niddk.nih.gov/health-information/health-topics/liver-disease/nonalcoholic-steatohepatitis/Pages/facts.aspx
ii	Nonalcoholic fatty liver disease: A systematic review. ME, Rinella. Journal of the American Medical Association, 2015, Vol. 313, pp. 2263-2273.
iii	Sattar N, et al. Non-alcoholic fatty liver disease. Available from: http://www.bmj.com/content/349/bmj.g4596.
iv	Anderson, C.D. Curr Surg Rep (2015) 3: 24. doi:10.1007/s40137-015-0101-6.